SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________
FORM 11-K
 _________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 1-12387
_________________________________________

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Tenneco 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045

Tenneco 401(k) Retirement Savings Plan

Financial Statements as of December 31, 2014 and 2013, and for the Year Ended December 31, 2014, and Supplemental Schedule as of December 31, 2014, and Report of Independent Registered Public Accounting Firm

Tenneco 401(k) Retirement Savings Plan

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Committee
Tenneco 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Tenneco 401(k) Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tenneco 401(k) Retirement Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Schedule H, Line 4i - Schedule of Assets (Held At End of Year) as of December 31, 2014, and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Tenneco 401(k) Retirement Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Chicago, Illinois
June 29, 2015

Tenneco 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
as of December 31, 2014 and 2013

	2014	2013
ASSETS:
Investments, at fair value:	$622,025,992	$595,198,766

Receivables:
Employer contributions	778,464	683,896
Participant contributions	736,510	647,063
Due from broker	225,417	0
Notes receivable from participants	16,755,878	13,735,635

Total receivables	18,496,269	15,066,594

NET ASSETS AVAILABLE AT FAIR VALUE	640,522,261	610,265,360
Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(862,149)	(433,142)
NET ASSETS AVAILABLE FOR BENEFITS	$639,660,112	$609,832,218
The accompanying notes are an integral part of these statements.

Tenneco 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2014

ADDITIONS:
Contributions:
Employer	$24,994,232
Participant	24,193,238
Rollovers	2,328,811
Total contributions	51,516,281
Investment income
Net appreciation in fair value of investments	14,001,899
Interest and Dividends	19,434,467
Other income	44,658
Net investment income	33,481,024
Interest income from notes receivable from participants	454,965
Total additions	85,452,270
DEDUCTIONS:
Benefits paid to participants	54,504,281
Administrative expenses	1,120,095
Total deductions	55,624,376
INCREASE IN NET ASSETS	29,827,894
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	609,832,218
End of year	$639,660,112
The accompanying notes are an integral part of this statement.

Tenneco 401(k) Retirement Savings Plan
Notes to Financial Statements
as of December 31, 2014 and 2013, and for the Year Ended December 31, 2014

A.	Description of the Plan

The following is a description of the Tenneco 401(k) Retirement Savings Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering substantially all U.S. salaried and hourly employees of Tenneco Automotive Operating Company Inc. (the “Company”) and certain of its affiliates. The Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility - Employees are eligible to participate in the Plan the first day of the month following the Company’s receipt of an application for enrollment or after two complete calendar months of employment provided the employee has not waived automatic enrollment.

Contributions - An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of 4% for salaried employees and 2% for nonunion hourly employees of pretax annual compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations, unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to increase the pretax deferral rate, subject to certain IRC limitations, from 2% or 4% as the case may be, up to 75%, in any whole percentage, at any time.

The Company’s matching contribution is equal to 100% of the eligible participant's contributions not exceeding 3% of the participant’s compensation for that payroll period plus 50% of the participant's contributions for such payroll period that are between 3% and 5% of the participant’s compensation for that payroll period. For participants hired on or after April 1, 2005, there is an additional 2% nonelective employer contribution ("CRC contribution") after one year of service. Additional amounts may also be contributed at the discretion of the Company. No such additional discretionary contributions were made for the year ended December 31, 2014. Participants may also roll over amounts from other qualified plans.

Effective January 1, 2007, the Plan was amended to provide supplemental annual Company contributions (“CRC contribution”) based upon a participant’s age in accordance with an age-graded schedule for those employees who ceased to accrue benefits under the Company’s defined benefit plans.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the CRC, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions and the Company’s contributions into various investment options offered by the Plan. The Plan currently offers participants the option to invest their contributions in the following types of funds: stable value (1 offered), Tenneco Inc. common stock (1 offered), and registered investment companies (23 offered).

Vesting - Participants are vested immediately in pretax and the Company's matching contributions plus actual earnings thereon. The CRC contributions and any additional Company contributions cliff vest 3 years after an employee’s date of hire.

Notes Receivable from Participants - Active participants and certain other individuals may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, less their highest outstanding loan balance in the previous 12 months or 50% of their account balance, whichever is less, as long as the participants or individuals have no outstanding loans. Each participant may only have one loan outstanding at any time, with a term not to exceed 54 months. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate as reported in The Wall Street Journal at the time the loan is made; current outstanding loans are maturing at interest rates of 3.25% to 10.00%. Principal and interest are paid ratably through payroll deductions.

Termination of Participation - Upon termination of service due to death, disability, retirement, or termination of employment, a participant is permitted to elect either to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account, or to maintain the account, if the participant’s vested interest in the account was more the $1,000. If the participant’s account is less than $1,000, the participant is required to receive a lump-sum amount or roll over the amount to another qualified plan or IRA.

Forfeitures - At December 31, 2014 and 2013, forfeited nonvested accounts totaled $349,384 and $79,287, respectively. These forfeitures are used to reduce future employer contributions or pay Plan administrative expenses. For the year ended December 31, 2014, expenses of $37,083 were paid from forfeited nonvested accounts. If a participant terminates and is rehired within five years, any forfeited balance will be reinstated.

B.	Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Mellon Stable Value Fund. The Statements of Net Assets Available for benefits present the fair value of the Mellon Stable Value Fund as well as the adjustment relating to the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Adoption of New Accounting Rules - On May 1, 2015 the FASB issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent). The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, and collective trusts funds. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition - The Plan's investments are presented at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to determine the fair value of the Plan's investments, when available.

See Note D for discussion of fair value measurements.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in the fair market value of investments for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as benefits paid to participants based upon terms of the Plan document.

Net Appreciation/(Depreciation) in Fair Value of Investments - Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as investment income.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided by the Plan document unless such expenses are paid directly by the Company.

Payment of Benefits - Benefit payments to participants are recorded when paid.

C.	Investments
The following individual investments represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013:

	2014	2013
American Funds AMCAP Fund	$47,336,670	$45,556,667
American Funds Europacific Growth Fund	78,138,158	77,762,871
Mellon Stable Value Fund*	86,625,385	96,001,014
Tenneco Common Stock	68,972,108	75,031,172
Vanguard Institutional Index Fund	118,400,394	110,885,682
Vanguard Total Bond Market Index Fund	67,086,916	54,696,815
Vanguard Windsor II Fund	N/A	30,677,806

* The contract value of the Plan's investments in the Mellon Stable Value Fund is $85,763,236 and $95,567,872 as of December 31, 2014 and 2013, respectively.

During 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common shares	$721,513
Mutual funds	13,280,386
$14,001,899

D.	Fair Value Measurements

The FASB issued guidance which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used to determine fair value level need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies - Valued at the quoted net asset value of shares held by the Plan at year-end.

Collective trust - Valued at NAV of the Plan's interest in the collective trust based on information reported by the investment advisor using audited financial statements of the collective trust at year-end. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. The Mellon Stable Value Fund, a collective trust, is a stable value fund that may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value on a daily basis. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust for up to twelve months in order to ensure that securities liquidations will be carried out in an orderly manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Plan management reviews the audited financial statements of the Mellon Stable Value Fund, in addition to details of the insurance contracts (such as, but not limited to, rate of return, market to book ratio and the insurance carrier ratings) in which it invests, to assess the reasonability of the Fund's NAV. Plan management believes that the fair value of the Mellon Stable Value Fund is reasonably stated and that no adjustment to the NAV as of December 31, 2014 and 2013 is required.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments as of December 31, 2014 and 2013:

	Plan Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment companies
Balanced funds	$83,970,262	$—	$—	$83,970,262
Growth funds	60,005,893	—	—	60,005,893
Index funds	141,944,147	—	—	141,944,147
Value funds	52,031,254	—	—	52,031,254
Fixed income funds	72,818,897	—	—	72,818,897
Target date funds	49,293,372	—	—	49,293,372
Real estate funds	6,364,674	—	—	6,364,674
Total registered investment companies	$466,428,499	—	—	$466,428,499
Common stocks – U.S.	68,972,108	—	—	68,972,108
Collective trust – Fixed Fund	—	—	86,625,385	86,625,385
Total assets at fair value	$535,400,607	$—	$86,625,385	$622,025,992

	Plan Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Registered investment companies
Balanced funds	$102,061,461	$—	$—	$102,061,461
Growth funds	61,609,050	—	—	61,609,050
Index funds	110,885,682	—	—	110,885,682
Value funds	50,350,885	—	—	50,350,885
Fixed income funds	59,208,581	—	—	59,208,581
Target date funds	36,236,714	—	—	36,236,714
Real estate funds	3,814,207	—	—	3,814,207
Total registered investment companies	$424,166,580	—	—	$424,166,580
Common stocks – U.S.	75,031,172	—	—	75,031,172
Collective trust – Fixed Fund	—	—	96,001,014	96,001,014
Total assets at fair value	$499,197,752	$—	$96,001,014	$595,198,766

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Level 3 assets for the year ended December 31, 2014:

Collective Trust

Balance, beginning of year	$96,001,014
Unrealized gains / (losses) relating to instruments still held at reporting date	429,007
Interest income	1,209,082
Purchases	89,666,116
Sales	(100,679,834)
Balance, end of year	$86,625,385
There were no significant transfers between Level 1 and Level 2 investments during the year ended December 31, 2014.

E.	Exempt Party-in-Interest Transactions

At December 31, 2014, the Plan held shares of Fidelity Low-Priced Stock Fund, which is managed by Fidelity Investments, the trustee of the Plan. At December 31, 2013, the Plan held shares of the Mellon Stable Value Fund which is managed by Mellon Bank, N.A., the former trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on this investment.

At December 31, 2014 and 2013, the Plan held 1,218,351 and 1,324,020, respectively, shares of common stock of Tenneco Inc., the sponsoring employer.

F.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of a Plan termination, participants would become 100% vested in employer contributions. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participant accounts pro rata on the basis of their respective balances.

G.	Federal Income Tax Status

Requests were submitted on behalf of the Tenneco Employee Stock Ownership Plan for Salaried Employees and the Tenneco Employee Stock Ownership Plan for Hourly Employees to the Internal Revenue Service during 2010 for new determination letters. The Internal Revenue Service has determined and informed the Company by letter, dated August 06, 2012 and July 26, 2012 respectively, that the Plans were designed in accordance with applicable regulations of the IRC. The Plans were merged and restated as the Tenneco 401(k) Retirement Savings Plan prior to Company’s receiving the determination letters; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in all material respects in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Company has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

In 2011, it was discovered that certain rehired employees were credited with CRC in excess of the Plan’s provisions. The issue and the amounts involved were disclosed to the IRS at the commencement of its audit in January 2012 and were considered by the Company to be immaterial to the Plan. The IRS Plan audit was concluded in January 2014. As part of its closing agreement, the IRS permitted retroactive plan amendments and imposed a sanction fee on the Company that preserved the Plan’s tax-qualified status.

H.	Delinquent Participant Contributions

During the Plan year ended December 31, 2013, participant contributions of $814,454 were not remitted to the trust on a timely basis. $735,424 of these contributions and the related interest income due of $864 were remitted to the Plan in 2014 and fully corrected through the Voluntary Fiduciary Correction Program (“VFCP”) with the Department of Labor. The remaining $79,030 of the contributions were also remitted to the Plan in 2014, but have not been fully corrected through the VFCP. The full correction through the VFCP is expected to be completed in 2015.

In addition, during the Plan year ended December 31, 2014, participant contributions of $3,822,067 were not remitted to the trust on a timely basis. $3,682,507 of these contributions were remitted to the Plan in 2014 and 2015 and fully corrected through the VFCP. The related interest income due through December 31, 2014 on these late remittances of $3,166 was remitted in 2015 and included in the VFCP filing. The remaining $139,560 of the contributions were remitted to the Plan in 2015, but have not been fully corrected through the VFCP. The full correction through the VFCP is expected to be completed in 2015.

I.	Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2014 and 2013, is as follows:

	2014	2013
Net assets available for benefits per the financial statements	$639,660,112	$609,832,218
Less amounts allocated to withdrawing participants	—	—
Add adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts	862,149	433,142
Net assets available for benefits per Form 5500	$640,522,261	$610,265,360

A reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2014, to Form 5500 is as follows:

Investment income per the financial statements	$33,481,024
Less adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts for 2013	(433,142)
Add adjustment from contract value to fair value for interest in collective trust fund related to fully benefit-responsive contracts for 2014	862,149
Investment income per Form 5500	$33,910,031

J.	Subsequent Events

The Company has evaluated subsequent events from December 31, 2014 through the date these financial statements were available to be issued. There were no subsequent events that require recognition or additional disclosure in these financial statements.

Supplemental Schedules

Tenneco 401(k) Retirement Savings Plan

Form 5500, Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions
for the year ended December 31, 2014

Participant Contributions Transferred Late to Plan		Total That Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included: [X]		Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$815,318	*	$79,030	$—	$—	$736,288
$3,825,233	**	$139,560	$—	$—	$3,685,673

* 2013 plan year delinquent contributions
** 2014 plan year delinquent contributions

Tenneco 401(k) Retirement Savings Plan

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

IDENTITY OF PARTY INVOLVED/DESCRIPTION OF ASSET	COST (a)	CURRENT VALUE
Mutual Funds
AMERICAN FUNDS AMCAP FUND		47,336,670
AMERICAN FUNDS EUROPACIFIC GROWTH FUND		78,138,158
DWS RREEEF REAL ESTATE SECURITIES FUND		6,364,674
FIDELITY LOW-PRICED STOCK FUND*		3,484,677
GOLDMAN SACHS GOVERNMENT INCOME FUND		3,731,328
JPMORGAN CORE BOND FUND		2,000,653
LAZARD EMERGING MARKETS EQUITY PORTFOLIO		5,832,104
MSIF TRUST MID CAP GROWTH FUND		12,669,223
T ROWE PRICE RETIREMENT 2010 FUND		637,453
T ROWE PRICE RETIREMENT 2015 FUND		4,267,114
T ROWE PRICE RETIREMENT 2020 FUND		7,680,646
T ROWE PRICE RETIREMENT 2025 FUND		10,026,398
T ROWE PRICE RETIREMENT 2030 FUND		6,157,590
T ROWE PRICE RETIREMENT 2035 FUND		5,610,613
T ROWE PRICE RETIREMENT 2040 FUND		4,019,457
T ROWE PRICE RETIREMENT 2045 FUND		6,028,596
T ROWE PRICE RETIREMENT 2050 FUND		989,787
T ROWE PRICE RETIREMENT INCOME FUND		3,875,718
VANGUARD INSTITUTIONAL INDEX FUND		118,400,394
VANGUARD SELECTED VALUE FUND		18,590,158
VANGUARD SMALL CAP INDEX FUND		23,543,753
VANGUARD TOTAL BOND MARKET INDEX FUND		67,086,916
VANGUARD WINDSOR II FUND		29,956,419
TOTAL REGISTERED INVESTMENT COMPANIES		466,428,499
COMMON STOCKS
TENNECO COMMON STOCK*		68,972,108
TOTAL COMMON STOCKS		68,972,108
COLLECTIVE TRUST
MELLON STABLE VALUE FUND*		86,625,385
TOTAL COLLECTIVE TRUST		86,625,385
LOANS TO PARTICIPANTS
LOANS TO PARTICIPANTS*		16,755,878
Interest rates ranging from 3.25% to 10.00%
TOTAL LOANS TO PARTICIPANTS		16,755,878
TOTAL INVESTMENTS		638,781,870

*	Represents a party-in-interest.
(a) Cost information omitted as all investments are fully participant directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

TENNECO 401(k) RETIREMENT SAVINGS PLAN

Date: June 29, 2015	/s/ GREGG R. BOLT
GREGG R. BOLT
CHAIRMAN OF TENNECO INC. BENEFITS COMMITTEE

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

23.1	Consent of Grant Thornton LLP